Catailyst Inc.



Annual Report
2023

Annual Report 2023

Throughout this document, mentions of Catailyst Inc. refer to Catailyst, a corporation formed on May 31, 2019 in the State of Delaware (the "Company"). The Company's physical address is 1 Paul Revere Road, Needham MA 02494.

You may contact the Company by emailing hello@catailyst.ai. This annual report is posted on the Company's website, https://www.catailyst.ai. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Catailyst Inc. ("Catailyst" or "Company") is a corporation formed on May 31, 2019, in the State of Delaware. The Company's physical address is 1 Paul Revere Road, Needham MA 02494. The Company's web site may be accessed at https://www.catailyst.ai.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Arindrajit Basak

Board positions with Catailyst

Dates	Position	Principal Occupation
05/31/2019-Present	Board Member	CEO and President at Catailyst

Positions with Catailyst

Dates	Position	Responsibilities
05/31/2019-Present	Principal Executive Officer	Primary responsibilities include making major corporate decisions, managing operations and resources.
05/31/2019-Present	Principal Financial Officer	Primary responsibilities include managing the finance and accounting divisions and for ensuring that the company's financial reports are accurate and completed in a timely manner

05/31/2019-Present	Principal Accounting Officer	The responsibilities include analyzing all financial activities, ensuring compliance with accounting and legal requirements, and preparing budgets.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/31/2019-Present	Catailyst Inc	CEO & President; AI-based Software-as-a-service for the life science industry; Primary responsibilities include making major corporate decisions, managing operations and resources

Sandipan Chattopadhyay

Positions with Catailyst

Dates	Position	Responsibilities
12/02/2019-Present	Chief Technology Officer	A strategic leader for the IT department and oversees the development, implementation, and management of all technological aspects within Catailyst. Sandipan works as the Chief Technology Officer of Catailyst

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2016 Present	Xelpmoc Design & Tech	CEO & MD, Software Service & company builder, Primary responsibilities include making major corporate decisions, managing operations and resources for Xelpmoc
02/01/2016 Present	Mihup	Board Member
01/01/2017 08/01/2021	Woovly	Dreamaginator
12/03/2019 Present	Catailyst Inc.	Chief Technology Officer, On behalf of Xelpmoc, Sandipan works as the Chief Technology Officer of Catailyst.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Arindrajit Basak, 625,000 Class A Common Stock, 96.16%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Catailyst has recently launched a database and data analytics platform to provide access to financial, clinical, scientific, and regulatory information exclusively for the life science industry. The company has also developed several real-time alerts using proprietary data science methods of artificial intelligence and natural language processing. The company provides these data to its customers from a cloud based platform with SAAS(software as a service) subscription business model. The Company brings a comprehensive solution for Biotech and Pharma Business Development Teams, investment bankers, investors and life science consultants to track drug development, monitor competition, and inform about recent developments of drug candidates and approved drugs.

Development of a new drug takes a long time and requires significant investments due to regulatory requirements and a low overall success rate. Thus, every decision during its life cycle whether it involves a go no-go decision, portfolio prioritization or a transaction, relies on accurate and up to date information. Currently, access to such information is fragmented and there no integrated solution for relevant publicly available information. To this end, small and medium size business are unable to access expensive databases. Catailyst has replaced labor intensive collection of data with bots, which reduces the cost of collecting and analyzing data. In turn, Catailyst makes such data affordable and accessible.

5. How many employees does the Company currently have? (§ 227.201(e))

Catailyst currently has 1 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

i. Risk from Pandemics.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or

shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

ii. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering.

The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

iii. Future fundraising may affect the rights of investors.

In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

iv. Our ability to succeed depends on how successful we will be in our fundraising efforts.

We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

v. We are dependent on general economic conditions.

Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

vi. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

vii. Our management may not be able to control costs in an effective or timely manner.

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

viii. Start-up investing is risky.

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

ix. Your shares are not easily transferable.

You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

x. Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

xi. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

xii. We are highly dependent on the services of our founder.

Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

xiii. Our future growth depends on our ability to develop and retain customers.

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

xiv. Third parties might infringe upon our technology.

We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

xv. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this offering.

xvi. Investors will not be entitled to any inspection or information rights other than those required by Regulation Crowdfunding.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding. Other security holders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors.

This lack of information could put investors at a disadvantage in general and with respect to other security holders.

xvii. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

xviii. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

ix. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

xx. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

xxi. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

xxii. There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

xxiii. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Securities

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Common Stock	10,000,000	649,944	Yes	
Class B Common Stock	375,000	375,000	No	Convertible to Class A Common Stock

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options	The Company has an Equity Incentive Plan ("the Plan") where up to 500,000 shares of common stock may be issuant under the Plan. Currently, 18,500 options have been granted. The 18,500 granted options have an exercise price between $0.07 and $0.13, expire ten years from the grant date, and vest over a 4-year period. None of the granted options have been exercised.	500,000

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Catailyst, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Catailyst and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Arindrajit Basak	50,000	None	Not defined

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
None				

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company is a corporation organized under the State of Delaware. The Company offers a data analytics platform that provides access to financial, clinical, scientific, and regulatory information exclusively in the life science industry. In addition, the company has also developed several real time alerts and superior search functionalities using proprietary data science methods of artificial intelligence.

Results of Operations:

For the year ended December 31, 2021, the Company had no revenues and incurred operating expenses of $78,625, resulting in a net operating loss of $78,625. Additionally, the Company recorded $60,139 in other income and taxes of $906, resulting in a net loss of $19,393.

For the year ended December 31, 2022, the Company generated $25,500 in revenues and recorded cost of revenues of $4,183, resulting in a gross profit of $21,317. Operating expenses for the year ended December 31, 2022 decreased by $22,879 to $55,746, as compared to $78,625 reported for the year ended December 31, 2021.

Other income for the year ended December 31, 2022 decreased by $36,598 to $23,541, as compared to $60,139 reported for the year ended December 31, 2021. The decrease was a result of not recording any income from PPP loan forgiveness during 2022.

Taxes for the year ended December 31, 2022 decreased by $450 to $456, as compared to $906 reported for the year ended December 31, 2021.

For the year ended December 31, 2023, the Company generated $25,000 in revenues and recorded cost of revenues of $2421, resulting in a gross profit of $22,579. Operating expenses for the year ended December 31, 2023 increased to $142,787.

Other income for the year ended December 31, 2023 was $27,284.

Liquidity and Capital Resources:

On December 31, 2023, the Company had cash and cash equivalents of $34,415 and working capital of $136,885 as compared to cash and cash equivalents of $12,392 and working capital of $13,382 on December 31, 2022.

The Company currently owes $50,000 in a related party loan to its CEO Arindrajit Basak. The amount owed did not change during 2023. The loan does not accrue interest and does not have a maturity date.

During 2019, the Company entered into a master service agreement to acquire services from an independent contractor, Xelpmoc Design and Tech Limited, which it intends to use to enhance its platform. In late 2022, the agreement was amended, calling for $3,750 per employee under a monthly basis plus any applicable taxes, if any. In addition, the agreement term was extended until December 3, 2024. At the conclusion of the extended term, the Company will have the option to renew the term on a yearly basis. In conjunction with the agreement, the Company issued 375,000 shares of Class-B Common Stock at the par value of $0.01 or an aggregate purchase price of $3,750.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Catailyst has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Catailyst will file a report electronically with the SEC annually and post the report on its web site (https://www.catailyst.ai) no later than 120 days after the end of each fiscal year covered by the report.

I, Jit Basak, certify that:

(1) the financial statements of Catailyst Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Catailyst Inc. included in this Form C-AR accurately reflects the information we reported on the tax return for Catailyst Inc. for the fiscal year ended December 31, 2023.

DocuSigned by:

Jit Basak   4/29/2024

23F3AD83E188430...

Jit Basak

CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Balance Sheet (Unaudited): Catailyst Inc.

FOR THE YEARS ENDED DECEMBER 31, 2023

	As of:
	12/31
	2023

ASSETS	
Current assets:	
Cash and cash equivalents	$34,415
Accounts receivable	
Other current assets	$102,470
Total current assets	$136,885
Fixed Assets	$52,891
Accumulated Depreciation	$25,805
Total non-current assets	$27,086
TOTAL ASSETS	$163,971
LIABILITIES	
Current liabilities:	
Accounts payable	$4,849
Total current liabilities	$4,849
Other non-current liabilities	
Related Party Loan	$50,035
Total debt	$50,035
TOTAL LIABILITIES	$54,884
STOCKHOLDERS' EQUITY	
Class A Common Stock	$6,499
Class B Common Stock	$3,750
Retained earnings (deficit)	($44,305)
Net Loss	($92,925)
Preferred stock	$0
Additional Paid in Capital	$236,068
STOCKHOLDERS' EQUITY	$109,087
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$163,971

Income Statement (Unaudited): Catailyst Inc.

FOR THE YEARS ENDED DECEMBER 31, 2023

	For the twelve months ending 12/31
	2023
Sales	$25,000
COGs	$2,421
Gross profit	$22,579
Operating expenses	
Salaries & Wages	64,148
Legal & Professional	31,866
Depreciation	4,139
General & Administrative	7,444
Advertising & Marketing	35,191
Total operating expenses	$142,787.8
Net Loss from Operations	($120,209)
Other income (Expense)	
Interest Income	$2,470
Other Income	$25,720
Taxes	($906)
Net Loss	($92,925)
Net Loss Per Share	
Weighted average common shares outstanding - Basic	1,024,944
Net Loss per Share	($0.09)

Cash Flow Statement (Unaudited): Catailyst Inc

FOR THE YEARS ENDED DECEMBER 31, 2023

	2023
Cash Flows from Operating Activities	
Net Loss for the Period	($92,925)
Depreciation	4,139
Change in:	
Accounts receivable	
Other current assets	
Other assets	
Accounts payable	4,853
Total	$4,853
Net Cash flow from operating activities	($83,933)
Cash Flows from Investing Activities	
Purchase of Fixed Assets	($27,891)
CD Investments	($102,470)
Net Cash flow from investing activities	($130,361)
Cash flow from financing activities	
Issuance of Common Stock	$249
Additional Paid-in-Capital	$236,068
Net Cash flow from financing activities	$236,317
Total change in cash	$22,023
Beginning cash balance	$12,392
Ending cash balance	$34,415

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2023

	Class A Common Stock		Additional paid-in capital	Class B Common Stock		Retained Deficit	Total Shareholders' Equity
	Number	Amount		Number	Amount		
Balance at December 31, 2022	625,000	$6,250		375,000	$3,750	($41,231)	($34,305)
Issuance of Stock	24944	$249	$236,068				$236,317
Retained Deficit							
Net Loss							($92,925)
Balance at December 31, 2023	24944	$6,499	$236,068	375,000	$3,750	($44,305)	$109,087

CATAILYST, INC.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Catailyst, Inc.
Needham, MA

We have reviewed the accompanying financial statements of Catailyst, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
February 15, 20233

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CATAILYST, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

_____

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 12,392	$ 20,535
Accounts Receivable	990	-
TOTAL CURRENT ASSETS	13,382	20,535
NON-CURRENT ASSETS		
Fixed Assets	25,000	20,000
Accumulated Depreciation	(16,806)	(10,139)
TOTAL NON-CURRENT ASSETS	8,194	9,861
TOTAL ASSETS	$ 21,576	$ 30,396
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	1,741
TOTAL CURRENT LIABILITIES	-	1,741
NON-CURRENT LIABILITIES		
Related Party Loan	50,035	50,035
TOTAL LIABILITIES	50,035	51,776
SHAREHOLDERS' EQUITY		
Class-A Common Stock (10,000,000 shares authorized; 625,000 issued; $0.01 par value)	6,250	6,250
Class-B Common Stock (375,000 shares authorized; 375,000 issued; $0.01 par value)	3,750	3,750
Option Grants	8,029	3,763
Retained Deficit	(46,488)	(35,143)
TOTAL SHAREHOLDERS' EQUITY	(28,459)	(21,380)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 21,576	$ 30,396

CATAILYST, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Income		
Sales	$ 25,500	$ -
Cost of Goods Sold	4,183	-
Gross Profit	21,317	-
Operating Expense		
Salaries & Wages	29,786	52,245
Legal & Professional	8,631	12,730
Depreciation	6,667	6,528
General & Administrative	6,313	3,890
Stock Compensation Expense	4,266	3,232
Advertising & Marketing	84	-
	55,746	78,625
Net Loss from Operations	(34,429)	(78,625)
Other Income (Expense)		
Other Income	23,541	60,139
Taxes	(456)	(906)
Net Loss	$ (11,345)	$ (19,393)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	1,000,000	1,000,000
Net Loss per share	$ (0.01)	$ (0.02)

CATAILYST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (11,345)	$ (19,393)
Depreciation	6,667	6,528
Change in Accounts Receivable	(990)	-
Change in Accounts Payable	(1,741)	1,358
Net Cash Flows From Operating Activities	(7,409)	(11,507)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(5,000)	(5,000)
Net Cash Flows From Investing Activities	(5,000)	(5,000)
Cash Flows From Financing Activities		
Issuance of Option Grants	4,266	3,232
Issuance/(Repayment) of Related Party Loan	-	5,418
Issuance of Common Stock	-	3,750
Net Cash Flows From Financing Activities	4,266	12,400
Cash at Beginning of Period	20,535	24,642
Net Decrease In Cash	(8,144)	(4,107)
Cash at End of Period	$ 12,392	$ 20,535

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

CATAILYST, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

_____

| | Class-A Common Stock | | Class-B Common Stock | | Option | Retained Deficit | Total Shareholders' |
	Number	Amount	Number	Amount	Grants		Equity
Balance at December 31, 2020	625,000	$ 6,250		$ -	$ 531	$ (15,750)	$ (8,969)
Issuance of Stock			375,000	3,750	3,232		6,982
Net Loss						(19,393)	(19,393)
Balance at December 31, 2021	625,000	$ 6,250	375,000	$ 3,750	$ 3,763	$ (35,143)	$ (21,380)
Issuance of Stock					4,266		4,266
Net Loss						(11,345)	(11,345)
Balance at December 31, 2022	625,000	$ 6,250	375,000	$ 3,750	$ 8,029	$ (46,488)	$ (28,459)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Catailyst, Inc. ("the Company") is a corporation organized under the State of Delaware. The Company offers a data analytics platform that provides access to financial, clinical, scientific, and regulatory information exclusively in the life science industry. In addition, the company has also developed several real time alerts and superior search functionalities using proprietary data science methods of artificial intelligence.

The Company is affiliated with, Xelpmoc Design and Tech Limited, a technology & design company that offers its services to the Company under an agreement described further in the "Related Party Transaction/Service Agreement" footnote.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $11,297 and 2021 of $19,327.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 15, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Related Party Transactions/Service Agreement

During 2019, the Company entered into a master service agreement ("MSA") to acquire services from an independent contractor, Xelpmoc Design and Tech Limited, which it intends to use to enhance its platform.

In late 2022, the agreement was amended, calling for $3,750 per employee under a monthly basis plus any applicable taxes, if any. The company will ensure that all the invoices are paid within 30 days from the date of the invoice or will be imposed a late fee charge. Future monthly payments due under the agreement are as follows:

2022- $3,750
2023- $3,750
2024- $3,750

In addition, the agreement term was extended until December 3, 2024. At the conclusion of the extended term, the Company will have the option to renew the term on a yearly basis.

In conjunction with the agreement, the Company issued 375,000 shares of Class-B Common Stock at the par value of $0.01 or an aggregate purchase price of $3,750.

Other Income

In 2022 and 2021, the Company received funding in the form of state-local grants and loans under the Paycheck Protection Program ("PPP") and Massachusetts Life Sciences Center Intern Sponsorship Program The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. Loan amounts that are not cancelled accrue interest at the rate of 1.00% per annum. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

The Company has incentive agreements with the Massachusetts Life Sciences Center, which state that the company will offer employment to qualifying interns. In exchange for the commitment, the Company will be reimbursed on the basis of hours worked for each agreed stipend.

As of December 31, 2022, and 2021, the Company received funding through the following items, broken out by its respective year:

Description (2022)	Amount Received	
Intern Sponshorship Program (Reimbursement)	$	23,541
Total	$	23,541

Description (2021)	Amount Received	
PPP Loan	$	39,879
Intern Sponshorship Program (Reimbursement)		20,260
Total	$	60,139

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognized recurring revenues from its software platform.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Loan

The Company issued a series of related party notes payable in exchange for cash for the purpose of continuing operations ("the Related Party Loan"). The notes bear no interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue up to 10,375,000 shares of $0.01 par value Common Stock. Common Stock is divided into 10,000,000 shares of $0.01 par value Class-A Common Stock and 375,000 shares of $0.01 par value Class-B Common Stock.

Class-A Common Stock: Class-A common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock held. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Class-B Common Stock: Class-B common shareholders have non-voting rights. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Each share of Class-B Common Stock shall be convertible into one fully paid and nonassessable share of Class-A Common Stock at the option of the holder thereof at any time following the conclusion of time-based or other applicable vesting requirements, at the sole discretion of the Board of Directors.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

| Class-A Common Stock | 625,000 |
| Class-B Common Stock | 375,000 |

NOTE F- EQUITY BASED COMPENSATION

In 2022, the Board of Directors adopted the 2022 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2022, 481,500 shares remain issuable under the Plan.

During 2022 and 2021, the Company had 18,500 and 13,000 outstanding stock options. The granted options had an exercise price between $.07 or $.13, will expire in ten years, and vest over a four year-period. All issued stock options remain to be exercised.

As of 2022 and 2021, a portion of its outstanding stock options have vested amounting to 8,029. The Company measures the value of these options at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2020 Outstanding at December 31, 2020	13,000	$ 0.13	10.00
Granted			
Expired/Forfeited			
12/31/2021 Outstanding at December 31, 2021	13,000	-	9.80
Granted	5,500	0.07	10.0
Expired/Forfeited			
12/31/2022 Outstanding at December 31, 2022	18,500	0.07	9.80

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022
Expected life (years)	10.0
Risk-free interest rate	0.033%
Expected volatility	10%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from a selection of major customers.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 15, 2023, the date that the financial statements were available to be issued.